Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement Nos. 333-33616 and 333-84084 of Loews Corporation on Form S-8 and Registration Statement No. 333-104759 of Loews Corpoation on Form S-3 of our report dated February 28, 2005, relating to the consolidated financial statements and financial statement schedules of Loews Corporation (which report expressed an unqualified opinion and included an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142) and our report dated February 28, 2005, relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Loews Corporation for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP
New York, NY
February 28, 2005